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SEC 06009848 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-~~53595~~ 34980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PORT FOR THE PERIOD BEGINNING 07/01/2005 (MM/DD/YY) AND ENDING 06/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

ME OF BROKER - DEALER:
ITH HAYES Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

!00 Centre Terrace, 1225 L Street
(No. and Street)

Lincoln	Nebraska	68508
(City)	(State)	(Zip Code)

ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Allen J. Moore, President — (402) 476-3000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

ECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2006
WASH, D.C.
160

FOR OFFICIAL USE ONLY

aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant t be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2006
WASH, D.C.
160

SMITH HAYES Financial Services Corporation

Statement of Financial Condition as of June 30, 2006, Independent Auditors' Report, and Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Filed in Accordance With Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a ***PUBLIC DOCUMENT***

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of SMITH HAYES Financial Services Corporation (the Company), a wholly-owned subsidiary of SMITH HAYES Companies, for the year ended June 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SMITH HAYES Financial Services Corporation at June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 23, 2006

SMITH HAYES FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash and cash equivalents	$2,189,523
Securities owned, at fair value	1,018,285
Commissions receivable	626,061
Notes receivable from employees	163,964
Due from clearing broker	19,451
Due from affiliate	281,357
Deferred income taxes	287,084
Income tax receivable	394,361
Goodwill	86,884
Prepaid expenses and other assets	190,032
	$5,257,002

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 274,387
Accrued salary and related expenses	1,248,331
Accrued deferred compensation	173,745
Due to affiliates	240,472
Total liabilities	1,936,935
Commitments and contingencies	
Stockholder's equity:	
Common stock, par value $1 per share; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Paid-in capital	2,210,234
Retained earnings	1,108,833
Total stockholder's equity	3,320,067
	$5,257,002

See notes to statement of financial condition.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – SMITH HAYES Financial Services Corporation (the Company) was incorporated on September 16, 1985, and is a wholly-owned subsidiary of SMITH HAYES Companies. The Company operates as a broker/dealer on a "fully disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Use of Estimates – In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses for the year. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents – The Company considers investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Transactions – All transactions with and for customers are made with a clearing broker, dealer or investment company which carries the accounts of such customers on a settlement date basis. Proprietary purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis. For securities sold not yet purchased, the Company is obligated to purchase the securities at a future date at the then current market value.

Securities Owned – Securities owned consists primarily of municipal warrants and marketable securities. Municipal warrants of $1,017,774 are carried at par value, which approximates fair value. Marketable securities of $511 are carried at fair value as estimated by management and the board of directors.

Notes Receivable From Employees– Notes receivable from employees consists primarily of forgivable notes receivable from employees which are amortized over the period of related service, generally five years.

Goodwill – Goodwill is tested for impairment at least annually by comparing fair value to carrying value.

Income Taxes – The Company files a consolidated return for income tax purposes with its parent. Under the terms of the group's tax-sharing agreement, the Company computes its tax as if it were

filing a separate tax return. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using the current enacted tax rates.

B. NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under Rule 15c3-1, as amended, the Company must maintain "net capital" of at least $250,000, and not allow the ratio of "aggregate indebtedness" to "net capital", as those terms are defined in the Rule, to exceed 15 to 1 ("net capital" of at least 6-2/3% of "aggregate indebtedness"). At June 30, 2006, the Company had aggregate indebtedness of $1,936,935, net capital of $1,678,417, excess net capital of $1,428,417 and a ratio of "aggregate indebtedness" to "net capital" of 1.15 to 1.

C. NOTES RECEIVABLE FROM EMPLOYEES

Notes receivable from employees consists of non-interest bearing unsecured forgivable notes (forgivable notes) issued to certain employee brokers and other notes receivable from employees. As of June 30, 2006 the remaining balance on the one remaining forgivable note is $163,964.

D. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At June 30, 2006, the Company's deferred income taxes relate primarily to amortization of goodwill for tax purposes, non-compete agreements, note discounts and compensation expense, the deferred compensation plan and other accrued expenses deductible when paid. Realization of deferred income taxes is dependent upon generating sufficient taxable income prior to their expiration. Management believes it is more likely than not that these deferred income taxes will be realized through future taxable earnings or alternative tax strategies.

E. LEASE OBLIGATIONS

The Company shares office facilities with the Company's parent and other affiliates. The cost of office space is allocated to the Company under a month-to-month lease arrangement based on square footage. Certain office space is leased from a partnership, in which the Company's chairman is a partner.

F. RELATED PARTY TRANSACTIONS

The Company is charged a fee by SMITH HAYES Companies for use of the furniture and fixtures owned by SMITH HAYES Companies.

The Company received a fee for administrative and other expenses provided to SMITH HAYES Advisers, Inc. (SHAI), a company related through common ownership, and fees for advisory services provided by the Company, of which a portion is ultimately paid to the Company's brokers. The Company also receives advances from SHAI which are due on demand, are unsecured, and are non-interest bearing.

The amount due to SMITH HAYES Investment Portfolios, LLC (SHIP), a company related through common ownership, represents management fees collected by the Company to be remitted to SHIP, less related expenses paid by the Company on behalf of SHIP.

Due from affiliate consists of the following:

SMITH HAYES Advisers, Inc.	$ 281,357

Due to affiliates consists of the following:

SMITH HAYES Companies	$ 65,131
SMITH HAYES Investment Partnership, LLC	175,341
	$ 240,472

G. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit-sharing plan covering substantially all employees. Employees may contribute up to 22% of their compensation to the plan, subject to certain limitations. The Company's parent also has an employee stock ownership plan (ESOP). The Company's contributions are discretionary and are allocated among participants eligible to share in the contribution for the plan year. The Company makes a yearly 3% profit sharing contribution to the ESOP and no Company contributions are made to the 401(k) Plan.

The Company also has a nonqualified deferred bonus compensation plan which is provided to certain employees. Bonuses are principally based upon sales production. Amounts earned are paid on an annual basis following the calendar year earned. Monthly accruals are made so that the bonuses are fully accrued when they become payable.

H. LINE OF CREDIT

The Company has a $2,700,000 line of credit with a commercial bank. The line is secured by the Company's municipal warrants of $1,107,774 at June 30, 2006. The line matures January 11, 2007 and bears interest at prime rate less .5% (6.75% at June 30, 2006). At June 30, 2006, no amounts were outstanding on the line of credit.

I. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at June 30, 2006, were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal matters from time to time. Management is of the opinion that none of these other legal actions will result in losses material to the financial position or results of operations of the Company.

J. FINANCIAL INSTRUMENTS WITH MARKET RISK AND CONCENTRATION OF CREDIT RISK

As a broker-dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Securities owned include municipal warrants. These warrants are issued by municipalities in the State of Nebraska to obtain funding for economic development projects. In the event these development projects are not ultimately successfully completed, the Company is at risk that these securities will not be marketable. As the warrants are purchased with the intent to resell, the Company's risk is limited to its holding period of the warrants. Substantially all of the warrants held at June 30, 2006 have subsequently been resold.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

In planning and performing our audit of the financial statements of SMITH HAYES Financial Services Corporation (the Company) for the year ended June 30, 2006 (on which we issued our report dated August 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the National Association of Securities Dealers, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
August 23, 2006